Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Suncor investor conference call

January 5, 2016

Note: The following is a transcript of the Q&A portion of a conference call originally held by Suncor Energy Inc. on January 5, 2016.

Operator:	Thank you, sir. Ladies and gentlemen, if you’d like to register a question please press the 1 followed by the 4 on your telephone. You’ll hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration please press the 1 followed by the 3.

If you are using a speakerphone please lift your handset before entering your request. One moment please for the first question.

Steve Douglas:	And operator I do have a question here that has come in online, so while we are waiting for questions over the phone, I will take the first question online.

The first question I have received is “can you explain why Suncor is willing to invest substantially more per producing barrel to develop Fort Hills while taking on more operational risk than what Suncor is willing to pay for a producing barrel at Syncrude?”

It is a great question because it is a bit of a misnomer. We are actually offering significantly more for the ownership stake in Syncrude than we did to purchase the extra 10% in Fort Hills last fall.

The current offer equates to about $70,000[1] per flowing barrel at Syncrude and that is versus $56,000[2] per flowing barrel in the Fort Hills transaction.

1 Note to Transcript: Based on an assumption of $6.48 billion total consideration for COS divided by 91,200 barrels of oil per day (COS’ average daily volumes for the year ended December 31, 2015), resulting in $71,053 per flowing barrel.

2 Note to Transcript: Based on $1.0 billion total consideration for 10% of Fort Hills divided by 18,000 barrels per day.

However it is difficult to compare these two transactions on a cost per flowing barrel basis because Fort Hills produces high quality bitumen or it will when it is operational and Syncrude produces synthetic crude oil.

We value an asset on its free cash flow profile. Fort Hills is a brand new asset with operating costs and sustaining capital costs expected to be a lot lower than those at Syncrude.

And depending on the assumptions you make, Fort Hills margins and free cash flow could well exceed Syncrude’s. So we think both offers are completely fair and market based.

Operator do you have questions?

Operator:	As a reminder ladies and gentlemen please press the 1 followed by the 4 to register for a question. Our next question comes from the line of [Caller]. Please go ahead.

[Caller]:	Hi good morning. Just wanted to ask if you guys you noted the futures prices are about $55 for WTI. What exactly is your view on long term pricing in making this bid?

Obviously it is more positive and constructive than futures pricing? But just wanted to get a sense what world do you see in making this bid for COS?

Steve Williams:	You know we plan for all circumstances. So let me talk first in terms of what we do in for Suncor’s business. We don’t bet the company on crude prices. We plan for all circumstances. So our strategy is clearly being to be the low cost operator which we currently are.

If you look at our operations in Oil Sands our average - and these numbers are approximate because we haven’t audited last year’s numbers yet. But approximately our cash operating costs were for a mixed basket of products was about $28 Canadian dollars in the very low $20 U.S. dollars.

So you know we positioned the company to be able to be cash flow positive at very low crude oil prices. And of course in a business like the Oil Sands the most important factor is operating costs whilst absolute cash costs are important. What is most important is that you get the reliability of the plant up so you have got a devisor for what is a business with very high fixed costs.

And that is the singular big difference between Canadian Oil Sands and Suncor.

If you look over the last five years our reliability is consistently improved and 2015 will be another improvement year. And Canadian Oil Sands have been doing the opposite.

In fact, 2015 was their worst year in the last 8+ years. So we run the - rather than just speculating on crude prices that is not what we bet the company on. We have a strategy to drive to low cost position ourselves.

[Caller]:	Okay just a quick follow up question. You made some good points. I understand your frustration with Canadian Oil Sands reliability. As you have mentioned it is almost an annual tradition to have outages which has affected their operating cost.

But what practices do you feel you can bring to bear that you wouldn’t have already been able to bring to bear as a minority partner in this project?

((Crosstalk))

[Caller]:	How moving to 40, you know, 40 odd percent will help you bring, you know, additional synergies with respect to operating practices? Can you clarify that a little bit?

Steve Williams:	Yes absolutely. You know I would put reliability broadly under three groupings. One is the, you know, the - what I would call the micro operating level practices. What we would call operational excellence and Exxon would call operations integrity management.

And our systems are very similar and we have very similar practices. So we think we can bring some things there but that won’t be where the breakthrough comes.

We think there are two other areas where we can help. One is the engagement of employees. We have a very highly motivated group of employees who are working in that region and feel part of the operational excellence system.

And we think we can take some of those practices across and are very happy to do that. So it is some of the micro processes and some of the people process. But probably the most important one is the fact that we have a very big plant across the road that we can start to cross connect in.

So you know if you have one mine, one upgrader and then one treating train you get a certain reliability. As you start to get multiple parallel processes you can increase the reliability. So in Suncor’s case, you know, we have two mines and two in situ plants for example.

So we tend - so we rarely short our upgraders of feed. There are opportunities for multiple cross connections because of the proximity of the plant and those are synergies which to be quite frank are only available to Suncor.

You know Exxon with all its capability doesn’t have those operating plants it can connect into and get that structural reliability change.

So I think, you know, those are the three areas. And I think it is also and we have been on the record as saying is, you wouldn’t do that with or you put a certain amount of resource in when you are a 12% owner. You put a very different amount of resource in when you are a 49% shareholder.

So I - the sum of all of that is I believe we can make a material difference for reliability of Syncrude by committing more resource and working closely with Imperial and Exxon.

[Caller]:	That is an excellent answer. Thank you for that detail. And finally, are there any plans then with increased ownership to replace Imperial as the operator? Are you happy to continue that relationship but with more influence?

Steve Williams:	It is not part of the plan. We are very happy to support Imperial/Exxon and have a great deal of respect for their operating capability. I think we will be able to offer them some real assistance and we started to talk to them about that possibility.

[Caller]:	I really appreciate the detail. Thank you very much.

Steve Williams:	Thank you.

Operator:	As a reminder ladies and gentlemen please press the 1 followed by the 4 to register for a question.

I am showing no further questions registered on the phone lines sir.

Steve Williams:	Okay.

Operator:	Pardon me. We do have a question from the line of [Caller]. Please go ahead.

[Caller]:	Oh yes hi thanks for taking my question. Would you be able to comment on - you talked about requiring substantial support in the bid? Is that - are you able to define that a little bit further? Or is it a bit open ended at this point?

Steve Williams:	Okay yes. Let me just - I mean I will give a few indicators. It won’t be actual numbers but you know in the first week following the - we started the process 10 months ago in March.

When we did the bid and were unable to get engagement from Canadian Oil Sands management or board. In fact we got summarily dismissed as you’ve heard.

When we went into the November bid or this October bid because we always had the objective of giving the opportunity to the Canadian Oil Sands shareholders to let their views be known.

We put two roadshows in parallel and over that first week maybe eight days we think we saw probably 70% of the institutional shareholders. We had overwhelming messages from them. Very disappointed in Canadian Oil Sands management and board particularly over two things.

This overstatement and undelivery was a thorn in the side but that wasn’t the real issue. The real issue was the disappointment about Canadian Oil Sands not engaging in a conversation with us about the offer.

And that’s remained the case to this day. So as we have gone around we have been seeing some of the bigger shareholders this week again. And we are getting a very clear message that there is not support for an independent Canadian Oil Sands because of those factors.

The other thing I would say is I can’t give numbers yet because the process is early and engaged. We are slightly ahead of the tender numbers that I would have expected at this stage.

So things are looking good but, you know, it is early days. We expect most of the tendering to happen towards the end of this week.

[Caller]:	And the - I just wanted to speak or actually get some comments on Seymour Schulich’s I guess campaign. He is the only person who has actually identified himself. I think other than maybe Burgundy that said that they were against the transaction.

But I think in one of his press releases or comments he said he had some sort of group of shareholders and the number that rings a bell is something like 28% that are opposed to this.

Do you believe that? Is that what you are finding that 3 out of 10 shareholders are against? Do you have any comments on his claim that 28% of shareholders are against this?

Steve Williams:	Yes let me make a comment. First of all, let me start with I have tremendous respect for Seymour Schulich. He has got a wonderful track record in terms of his choices and decisions. So I make my comments against that background.

You know he is a very different shareholder. He owns approximately 5% and from all of the information we’ve got he is very much in a minority. And the best indications I have and it is not an exact science is there are not 28% of people in an alignment against this offer.

In fact, you know, if you read Schulich’s letter one of the things I read into it was it wasn’t actually against it. He was negotiating price. And you know we have had some conversations with Schulich.

You know we have got those two very clear messages from the shareholders and we are trying to, you know, Schulich is one and not everybody has the luxury of, you know, having to wait five years before any payment comes and not getting paid to wait. Most of us have different expectations from our investments.

So I respect his view but don’t think it is very reflective of the broader messages we are receiving.

The clear message on the counter side because we are also taking the opportunity see our own shareholders is, you know, the reputation we have worked very hard to get is one of capital discipline.

So don’t give up your capital discipline Steve as you work through this process. And we will not give up that capital discipline as we go through it.

The market is telling us. So, you know, I understand Schulich’s argument. You know a 40%+ premium, a 45% dividend and if you could get it a warrant on crude price would be tremendous.

What has happened though since we first made the offer price of crude was over 50. Then when we made the bid it was down to just above 40 and now we are down in the mid-30s.

The operation of the asset is now clearly on record as the worst performance in the last eight years last year and deteriorating. Last year was, you know, ended bad and 2016 is starting bad.

So I think you add those together with the clear dissatisfaction with the board and management of Canadian Oil Sands now. And I think our bid is full and fair and I think the market is telling us that.

[Caller]:	And you - at the moment your minimum support is I think 66 2/3. Would you ever - I mean you could still effectively control Syncrude by only having 50% of COS and then your own stake. Would you - if you couldn’t quite get the 66 2/3 are you open to reducing the tender to 50 plus 1?

Steve Williams:	No. You know, what we don’t - we are looking for 66 and 2/3. I will watch with very close attention as the tenders come in. If - I will make the judgment through the weekend as to whether we believe we will be able to move to closing the deal out.

If we don’t get enough Canadian Oil Sand shareholders to indicate quite clearly to us that we can progress, we will not go ahead with the deal. So, you know, I am looking for a very clear message by this Friday that this deal is going to close.

[Caller]:	Okay. Okay. Yes. So if I could just make, sorry, one last comment I guess in support of the deal. I think Seymour Schulich is effectively just playing chicken and, you know, I think there’s a time and a place for chicken and I don’t think this is a time.

Chicken only works if you have leverage and other options. And I think as everybody is aware, Canadian Oil Sands doesn’t have any options. They went through a process. They didn’t have any interest. They have nothing else on the table. And I think it should be obvious to every shareholder that you guys, Suncor, is not going to bid against themselves and they’re the only offer on the table.

And the only other alternative is to watch our share price go - well, I think well South of $6. I think the new level would probably be something well into the fives.

And while Seymour Schulich I also agree is a very smart man, he’s been wrong before. There’s a company called Birchcliff. Several years ago he had the opportunity to sell it for $12 and he again dug his heels in and it’s trading at $4 today, so. So he can be wrong as well.

And despite what Canadian Oil Sands is saying about its unique assets, there’s a million ways to get exposure to oil whether it be Oil Sands specifically or otherwise. And so if you love oil, you’d be so much better off taking your $9 in this case in Suncor. And if you don’t like Suncor, sell your shares and buy another oil company or even oil for that matter.

That would create so much more value for COS shareholders than watching our shares go to $5. So anyway, that was just my comment on that to any other shareholders who are on the fence listening in.

Steve Williams:	You know, I agree. People will think I’ve paid you to say all those things. But I do appreciate your honesty. The other - the only thing I would add to that is, you know, and I’m not bluffing or playing games here.

If we were going to make this bid again at this stage, it would not be at this level. We’ve gone through a process. We will honor our bid through till Friday. The world has changed significantly and I think you’re right. It’s a very difficult stark choice to have. And indications are this week that the majority of shareholders are going to support.

[Caller]:	Okay. Great. Thank you very much.

Operator:	Our next question comes from the line of [Caller]. Please go ahead.

[Caller]:	Hello. Yes hi. Hi. I wanted to know if your bid does not succeed would you divest eventually from Syncrude? What would be your strategy?

Steve Williams:	I don’t have any immediate plan to. We have a full time M&A group in place. Whilst we’ve given a lot of attention to Canadian Oil Sands, we have been working a number of projects in parallel.

You know, the combination of, you know, I am pleased to be able to say our performance in 2015 whilst the market wasn’t very generous to us, it’s been another very good year for Suncor as the numbers will show.

So we stay in a very strong position. If you look over the last five years, what you will see is, you know, we’re not serial acquirers. We occasionally acquire companies, Petro-Canada being the last big deal we did.

And we have been divesters of assets at choice times. So we sold our gas business just prior to the collapse in gas price. We also sold some other assets through that period.

So we’ve got no fixed plans to immediately divest if the deal doesn’t go ahead. But you will see us very active in what is, you know, a very interesting market particularly from a buyer’s point of view rather than a seller’s point of view.

[Caller]:	Thank you.

Operator:	As a reminder ladies and gentlemen, please press the 1 followed by the 4 to register for a question. Our next question comes from the line of [Caller]. Please go ahead with your question.

[Caller]:	Hi. Good morning. I just wanted to follow up some of these percentages that BNN has accounted for in terms of Seymour Schulich’s discussions and interviews.

The BNN report claims that Seymour Schulich - he doesn’t put this in his letter so it’s - I’m wondering whether Suncor has some direct information as a result of communications with Mr. Schulich or - I assume he’s below 5% because you have an offer outstanding and if - or at least he has not acquired shares during the offering period that would require disclosure on his part as to a specific shareholding.

You indicated it was approximately 5% and I assume you’re satisfied with the disclosure he has made; so that you believe that to be the correct number?

Steve Douglas:	Yes. As far as we know, and as I’m sure you know, it’s quite difficult to pin down exact holdings by any shareholder just because of disparate filing requirements.

But we take Mr. Schulich at his word that he has 5%. We certainly - we’re quite confident that there’s not 28% aligned with him though.

[Caller]:	Okay. If I might turn around and ask it slightly different on the same point. In terms of direct communications, in terms of letters you’ve received by shareholders that do not support your offer, what is the totality of the number of shares these shareholders hold in percentage?

Steve Williams:	So you said haven’t or have supported?

[Caller]:	Have not supported. So they write you a letter, they criticize the offer with respect to value and they say we hold these number of shares representing X percent of Canadian Oil Sands and we don’t intend to support your current offer.

Steve Williams:	Okay. I mean to be frank, at this stage of course there is no requirement on - it’s not a vote. It’s a tendering of shares. And other than Schulich, we have had no significant contact from shareholders who are not supporting.

That doesn’t mean they’re not out there. It just means they don’t feel the need to talk to us. So, you know, we have estimates but - of those numbers as we’ve looked at the probability of each scenario forward.

But the net of all of those assumptions is, you know, we need to see and we expect to see shares tendered to us by Friday for us to proceed with this. And we have every belief that’s going to happen. But you’ll see us working hard right away up until Friday evening.

[Caller]:	Okay. So what I take away from these comments is you have no understanding where this 28% comes from. It’s not even. Whatever communications...

Steve Williams:	No. But - no. But that...

[Caller]:	...you have had...

Steve Williams:	We understand where the 28% comes from. We’ve spoken to what we believe or what are the majority of those and we have an understanding of what their position is. What they don’t necessarily disclose to us is whether they will vote one way or the other. Some of them have told us directly they will be tendering their shares.

[Caller]:	Okay. Very good. Thank you.

Operator:	Our next question comes from the line of [Caller]. Please go ahead.

[Caller]:	Happy New Year.

Steve Williams:	Happy New Year [Caller].

[Caller]:	What’s the range of values that Suncor puts on Lease 29?

Steve Williams:	I mean we, you know, Lease 29 is a bit of a red herring here. So, you know, I could talk about Lease 29. But it’s a bit of a red herring. Whether we have 12% or 49% or in fact even 51% makes no difference to the governance - or significant difference to the governance of Syncrude.

A commercial market price will be negotiated by Syncrude on behalf of the group of companies. And the group of companies even if Suncor were up at the high percentages would still only be one of the - one of the votes towards that.

So it’s a bit of a red herring. I have no doubt if you stand back, you know, if you look at - if you look at our mine, Lease 29 has some attraction to Suncor. We are a massive resource owner in the region. So, you know, we have enough resource in our ownership for the next 50 plus years.

There is definitely the - one of the next stages of the development of the whole basin will be the rationalization or unitization of some of the leases. Some of the leases others own would be better for us and some of the leases we own will be better for other people.

So, you know, we have leases close to Kearl. We have leases close to Shell. We have leases close to CNQ. We have leases close to Syncrude. So there will be some rationalization at some stage but nothing about this deal is really to do with Lease 29. It’s a red herring.

[Caller]:	But isn’t it true that if Suncor at some point agrees to buy Lease 29 off of Syncrude and if you are successful in purchasing Canadian Oil Sands, you obviously don’t have to pay for 37% of Lease 29 because it came with Canadian Oil Sands?

Steve Williams:	But it would still, you know, these leases in the future where they aren’t being developed have, you know, they have very little value. You know, it’s only if these things - there are, you know, masses of reserves out there, which potentially have value.

But until somebody puts a project on them, at the moment, you know, resources - reserves are selling for, you know, pennies on the dollar.

[Caller]:	Right. And what do you think they’re worth if they’re classified as proven reserves?

Steve Williams:	Well proven reserves we still have enough reserves to - get us some actual numbers Steve of…

Steve Douglas:	[Approximately 7.5 billion barrels of oil equivalent of proved and probable reserves].[3]

Steve Williams:	So, you know, we have [approximately 7.5 billion barrels of oil equivalent of proved and probable reserves].[3] We actually have in place [approximately 23.8 billion barrels of oil equivalent of best estimate contingent resources][4].

So the marginal reserve in a, you know, in a basin which almost certainly will not produce all of its reserves is - it’s interesting but it’s not that material to this deal.

Steve Douglas:	Okay. I need to wrap up here. We have hit our time limit. So operator, I’ll ask you to terminate the call. I would like to just before we do that thank everyone for participating. And we continue to welcome questions. So certainly that

3 Note to Transcript: The bracketed text above has been edited from the original to correct certain numerical information.

4 Note to Transcript: The bracketed text above has been edited from the original to correct certain numerical information.

offer@suncor.com is a good vehicle for reaching us. And we will commit to prompt responses.

Thanks to everyone for participating and we would encourage you tender your shares today. Thank you operator.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE

SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This transcript is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this transcript has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and production information reproduced herein. COS has not reviewed this transcript and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this transcript, including all of its financial and production information has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

FORWARD-LOOKING STATEMENTS

This transcript contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about Suncor’s expectations for the Fort Hills and Syncrude projects (including with respect to operating costs, sustaining capital costs, margins and free cash flow), possible synergies between Syncrude and Suncor’s operations and that such synergies are only available to Suncor, Suncor’s belief that it can make a material difference to the reliability of Syncrude (including through employee engagement and opportunities for cross connections between Suncor’s operating plant and Syncrude), that Suncor will commit additional resources to Syncrude if the Offer is completed successfully, Suncor’s plans to support Imperial/Exxon’s operation of Syncrude, the expectation the price of COS shares will drop if the Offer is not accepted in accordance with its terms, the Offer, Suncor’s expectations regarding support for the Offer by COS shareholders and tendering of COS shares, Suncor’s intentions around extending or increasing the Offer, expectations regarding rationalization in the Athabasca oil sands, Suncor’s plans for its stake in Syncrude if the deal does not proceed, Suncor’s future plans to be active in M&A in this current market, and Suncor’s expectations with respect to other possible transactions, all of which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, “believe” and similar expressions. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; market reaction to events and the unpredictability of prices at which Suncor and COS shares will trade; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholders and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS’ dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on January 4, 2016, in the case of Suncor, and from what Suncor ascertained from COS’ public filings on SEDAR up to and including December 30, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this transcript.

NON-GAAP MEASURES

Certain financial measures in this transcript – namely cash flow from operations and Oil Sands cash operating costs – are not prescribed by Canadian generally accepted accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. A reconciliation for cash flow from operations is available in the slide deck that forms part of the presentation to which this transcript relates. With respect to Oil Sands cash operating costs for 2015, this number is comprised of Oil Sands cash operating costs for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 defined and reconciled in the applicable quarterly report together with an estimate for the quarter ended December 31, 2015 reconciled in a similar manner.

RESERVES AND RESOURCES

Unless noted otherwise, reserves and contingent resource information presented herein for Suncor is presented as Suncor’s working interest (operating and non-operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2014, except in the case of the contingent resources attributed to Syria (approximately 206 mmboe), which is at December 31, 2011. For more information on Suncor’s reserves and contingent resources, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and resources and the product types reasonably expected, as well as the sub-classification of contingent resources, please see Suncor’s most recent Annual Information Form/Form 40-F dated February 26, 2015 available at www.sedar.com and www.sec.gov.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce the contingent resources.

The contingent resource estimates provided herein are a best estimate. It is equally likely that remaining recoverable quantities will be greater or less than the best estimate. The best estimate of potentially recoverable volumes is generally prepared independent of the risks associated with achieving commercial production. There are numerous uncertainties inherent in estimating quantities and quality of these proved and probable reserves and contingent resources, including many factors beyond our control. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of infrastructure or markets. Estimates of contingent resources have not been adjusted for risk based on the chance of development. There is no certainty as to the timing of such development.

For movement of contingent resources to reserves categories, all projects must have an economic depletion plan and may require, among other things, additional delineation drilling, regulatory applications, or sanction from the company’s Board of Directors and any joint venture owners to proceed with development. In general, significant factors that may change contingent resources estimates include further delineation drilling, which could change the estimates either positively or negatively, and additional processing capacity that could affect the volumes recoverable or type of production. Additional facility design work, development plans, reservoir studies and delineation drilling are often completed in the course of preparing the company’s application for regulatory approvals. Once there is a high level of certainty of receiving all regulatory and corporate approvals, and all other contingencies are removed, the resources may then be reclassified as reserves.

Certain oil and gas reserves presented in this transcript have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

BOE

Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.